JACKSONVILLE BANCORP, INC.
                             1211 West Morton Avenue
                          Jacksonville, Illinois 62650

May 11, 2010

VIA FACSIMILE AND EDGAR
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(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re:   Jacksonville Bancorp, Inc.
             Registration Statement on Form S-1 (Registration Number 333-165466) Request for Acceleration of Effectiveness
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Ladies and Gentlemen:

     In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, Jacksonville Bancorp, Inc., a Maryland corporation (the "Company"), hereby requests that the Company's Registration Statement on Form S-1 be declared effective on May 14, 2010 at 12:30 p.m., or as soon thereafter as is practicable.

     The Company hereby acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            /s/ Diane S. Tone


                                            Diane S. Tone
                                            Chief Financial Officer